UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

The Cash Store Financial Services Inc.
(Name of Issuer)
Common shares, no par value per share
(Title of Class of Securities)
14756F103
(CUSIP Number)
Stonerise Capital Management, LLC
Stonerise Capital Partners Master Fund, L.P.
44 Montgomery Street, Suite 2000
San Francisco, CA 94104
(415) 772-1907
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14756F103

1	NAMES OF REPORTING PERSONS Stonerise Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		896,268(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

896,268(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

896,268(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) See Item 3 below.
(2) Stonerise Capital Partners Master Fund, L.P. holds directly 896,268 common shares, no par value per share, of the Issuer (“Common Shares”). Stonerise Capital Management, LLC is the sole general partner of Stonerise Capital Partners Master Fund, L.P. As a result, Stonerise Capital Management, LLC may be deemed to be the beneficial owner and to share the voting and dispositive power of the 896,268 Common Shares held by Stonerise Capital Partners Master Fund, L.P.
(3) Percentage of class calculated based on an aggregate of 16,981,674 Common Shares outstanding as of April 28, 2010, as reported in the Issuer’s Registration Statement on Form 40-F that was filed with the Securities and Exchange Commission (“SEC”) on June 1, 2010.

CUSIP No.	14756F103

1	NAMES OF REPORTING PERSONS Stonerise Capital Partners Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		896,268(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

896,268(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

896,268(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) See Item 3 below.
(2) Stonerise Capital Partners Master Fund, L.P. holds directly 896,268 Common Shares. Stonerise Capital Management, LLC is the sole general partner of Stonerise Capital Partners Master Fund, L.P. As a result, Stonerise Capital Management, LLC may be deemed to be the beneficial owner and to share the voting and dispositive power of the 896,268 Common Shares held by Stonerise Capital Partners Master Fund, L.P.
(3) Percentage of class calculated based on an aggregate of 16,981,674 Common Shares outstanding as of April 28, 2010, as reported in the Issuer’s Registration Statement on Form 40-F that was filed with the SEC on June 1, 2010.

CUSIP No.	14756F103
ITEM 1. Security and Issuer.
The securities to which this Schedule 13D relates are the common shares, no par value per share (“Common Shares”), of The Cash Store Financial Services Inc., a Canadian company (the “Issuer”). The principal executive offices of the Issuer are located at 17631-103 Avenue Edmonton, Alberta, Canada T5S 1N8.
ITEM 2. Identity and Background.
(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Stonerise Capital Management, LLC, a Delaware limited liability company (“Stonerise Management”) and Stonerise Capital Partners Master Fund, L.P., a Cayman Islands limited partnership (“SCPMF” and together with Stonerise Management, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.
Stonerise Capital Management, LLC
Stonerise Management is a Delaware limited liability company whose principal business is acting as general partner for investment partnerships, including Stonerise Capital Partners Master Fund, L.P., and providing investment advisory services. The principal business office address of Stonerise Management is 44 Montgomery Street, Suite 2000, San Francisco, CA 94104. Information relating to the managing members of Stonerise Management is as follows:

Present Principal
Occupation or
Name	Business Address	Citizenship	Employment
Jeffrey A. Cozad	c/o Stonerise Capital Management, LLC 44 Montgomery Street, Suite 2000 San Francisco, CA 94104	USA	Managing Member of Stonerise Capital Management, LLC

Jose S. Medeiros	c/o Stonerise Capital Management, LLC 44 Montgomery Street, Suite 2000 San Francisco, CA 94104	Brazil	Managing Member of Stonerise Capital Management, LLC

John C. Walker	c/o Stonerise Capital Management, LLC 44 Montgomery Street, Suite 2000 San Francisco, CA 94104	USA	Managing Member of Stonerise Capital Management, LLC
Stonerise Capital Partners Master Fund, L.P.
SCPMF is a Cayman Islands limited partnership whose principal business is investments. The principal business office address of SCPMF is 44 Montgomery Street, Suite 2000, San Francisco, CA 94104. Stonerise Management is the sole general partner of SCPMF and information about the managing members of Stonerise Management is set forth in the table above.
(d) and (e). To the best knowledge of the Reporting Persons, none of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	14756F103
ITEM 3. Source and Amount of Funds or Other Consideration.
The source of funds for the purchases of securities was the working capital of SCPMF.
ITEM 4. Purpose of Transaction.
The Reporting Persons have acquired the Issuer’s Common Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.
In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of Common Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares or dispose of all of the Common Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.
ITEM 5. Interest in Securities of the Issuer.
(a), (b) According to the Issuer’s most recent Registration Statement on Form 40-F that was filed with the Securities and Exchange Commission on June 1, 2010, there were 16,981,674 Common Shares issued and outstanding as of April 28, 2010. Based on such information, the Reporting Persons report beneficial ownership of 896,268 Common Shares, which represents approximately 5.3% of the Issuer’s outstanding Common Shares.
SCPMF holds directly 896,268 Common Shares. Stonerise Management is the sole general partner of SCPMF and may be deemed to be the beneficial owner and to share the voting and dispositive power of the 896,268 Common Shares held by SCPMF.
(c), (d) and (e) Not applicable.

CUSIP No.	14756F103
ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.
Except as disclosed above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description

Exhibit 1	Joint Filing Agreement, dated June 17, 2010, between Stonerise Capital Management, LLC and Stonerise Capital Partners Master Fund, L.P.

CUSIP No.	14756F103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2010	STONERISE CAPITAL MANAGEMENT, LLC
/s/ John C. Walker
	Name:	John C. Walker
	Title:	Managing Member

Dated: June 17, 2010	STONERISE CAPITAL PARTNERS MASTER FUND, L.P. By: Stonerise Capital Management, LLC, its general partner
/s/ John C. Walker
	Name:	John C. Walker
	Title:	Managing Member